UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 25, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

On March 24, 2011, XTL Biopharmaceuticals, Ltd. (the “Company”) announced that it entered into a term sheet by which it will acquire the activity of MinoGuard Ltd. (“MinoGuard”) by obtaining an exclusive license to use MinoGuard’s entire technology and intellectual property portfolio in return for royalties on sales and milestone payments throughout the clinical development process.

MinoGuard was founded in 2007 to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The agreement that will be signed by the parties is subject to the completion of due diligence, examination of the regulatory environment for the continued development of the drug, and the approval of the Company's board, among other things.

MinoGuard was founded by Mor Research Applications Ltd., the technology transfer office of Clalit Health Services, on the basis of a discovery made by the heads of departments at the Shalvata Mental Health Center, Prof. Yechiel Levkovitz and Dr. Shlomo Mendlovic.

SAM-101, MinoGuard's leading drug, is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound. To the best of the Company's knowledge, MinoGuard has successfully completed a phase 2a prospective, randomized, double-blind, placebo-controlled clinical trial conducted on about 70 schizophrenics. The trials proved that SAM-101 improves the positive symptoms of the disease as well as the patients’ cognitive state, minimizes the negative symptoms (social parameters and patient cognition) and reduces weight gain and other side effects in patients.

Schizophrenia is a severe and chronic (psychotic) mental illness and one of the most common. It affects the majority of social and mental functions, mood, perception, thought and cognitive functions. To the best of the Company's knowledge, based on the estimates of the United States National Institute of Mental Health, about 1.1% of the adult population in the United States has schizophrenia. According to Decision Resources, the research company, the schizophrenia treatment industry in 2009 amounted to approximately $ 5.6 billion.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 25, 2011	By:	/s/ David Grossman
Name: David Grossman
Title: Chief Executive Officer